EXHIBIT 16.1

October 8, 2013

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Celadon Group, Inc. and, under the date of September 12, 2013, we reported on the consolidated financial statements of Celadon Group, Inc. as of June 30, 2013 and 2012 and for the three-year period ended June 30, 2013, and the effectiveness of internal control over financial reporting as of June 30, 2013. On October 2, 2013, we were dismissed. We have read Celadon Group, Inc.’s statements included under Item 4.01 of its Form 8-K dated October 8, 2013, and we agree with such statements, except that we are not in a position to agree or disagree with Celadon Group, Inc.’s statements in the final paragraph.

Very truly yours,

/s/ KPMG LLP

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